EXHIBIT A

All purchases provided below were made by the Reporting Person in open market transactions at prevailing markets prices.

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	4/8/2025	500,000	$472,450.00	$0.94	$0.92 - $0.95
Purchase of Common Stock on Open Market	4/8/2025	910,831	$753,257.24	$0.83	$0.82- $0.855
Purchase of Common Stock on Open Market	4/9/2025	500,000	$500,000.00	$1.00	$0.985- $1.02
Purchase of Common Stock on Open Market	4/10/2025	89,168	$89,052.08	$1.00	$0.97- $1.00
Purchase of Common Stock on Open Market	4/10/2025	25,397	$25,313.19	$1.00	$0.9775- $1.00
Purchase of Common Stock on Open Market	4/10/2025	159,162	$162,329.32	$1.02	$0.995- $1.02
Purchase of Common Stock on Open Market	4/11/2025	12,722	$12,646.94	$0.99	$0.9925- $1.005
Purchase of Common Stock on Open Market	4/11/2025	100,000	$101,370.00	$1.01	$0.9995 - $1.0075
Purchase of Common Stock on Open Market	4/14/2025	500,000	$504,450.00	$1.01	$0.982 - $1.01
Purchase of Common Stock on Open Market	4/16/2025	500,000	$459,800.00	$0.92	$0.89 - $0.94
Purchase of Common Stock on Open Market	4/16/2025	456,199	$428,598.96	$0.94	$0.925 - $0.9403
Purchase of Common Stock on Open Market	4/16/2025	16,046	$14,865.01	$0.93	$0.925 - $0.934
Purchase of Common Stock on Open Market	4/16/2025	8,399	$7,698.52	$0.92	$0.91 - $0.9275
Purchase of Common Stock on Open Market	4/17/2025	151,504	$144,459.06	$0.95	$0.95 - $0.954
Purchase of Common Stock on Open Market	4/17/2025	53,945	$51,463.53	$0.95	$0.95 - $0.9567
Purchase of Common Stock on Open Market	4/21/2025	15,408	$14,421.89	$0.94	$0.9335 - $0.94
Purchase of Common Stock on Open Market	4/21/2025	13,881	$13,156.41	$0.95	$0.9407 - $0.9499
Purchase of Common Stock on Open Market	4/22/2025	53,932	$52,303.25	$0.97	$0.9690 - $0.9738
Purchase of Common Stock on Open Market	4/24/2025	144,601	$147,493.02	$1.02	$1.01 - $1.03
Purchase of Common Stock on Open Market	4/25/2025	22,370	$22,282.76	$1.00	$0.989 - $1.00
Purchase of Common Stock on Open Market	4/25/2025	477,630	$487,134.84	$1.02	$1.008- $1.02
Purchase of Common Stock on Open Market	4/28/2025	82,872	$84,189.66	$1.02	$0.99- $1.03
Purchase of Common Stock on Open Market	4/28/2025	506	$506.00	$1.00	$0.99- $1.00
Purchase of Common	5/2/2025	250,000	$267,450.00	$1.07	$1.0588- $1.07

Stock on Open Market					
Purchase of Common Stock on Open Market	5/2/2025	75,567	$81,083.39	$1.07	$1.065- $1.08
Purchase of Common Stock on Open Market	5/6/2025	21,241	$22,679.02	$1.07	$1.065 - $1.075
Purchase of Common Stock on Open Market	5/7/2025	120,443	$131,162.43	$1.09	$1.08 - $1.09
Purchase of Common Stock on Open Market	5/8/2025	200,000	$217,980.00	$1.09	$1.07 - $1.09
Purchase of Common Stock on Open Market	5/9/2025	169,658	$185,996.07	$1.10	$1.08 - $1.12
Purchase of Common Stock on Open Market	5/12/2025	250,000	$287,000.00	$1.15	$1.14 - $1.16
Purchase of Common Stock on Open Market	5/12/2025	150,000	$171,960.00	$1.15	$1.14- $1.16